130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5

Tel: (416) 364-4938 Fax: (416) 364-5162

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www.AvalonAdvancedMaterials.com

NEWS RELEASE

June 24, 2019         No. 19-04

Avalon Completes Collaborative Development Agreement on
Nechalacho Rare Earth Elements Project, Yellowknife, NWT

Toronto, ON - Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) ("Avalon") is pleased to announce that further to its news release dated January 30, 2019, it has entered into a definitive agreement (the "Agreement") with Cheetah Resources Pty Ltd. ("Cheetah") to collaborate in the development of the rare earth resources on its mining leases collectively comprising the Nechalacho Project at Thor Lake near Yellowknife, NWT, Canada (the "Property").

Under the Agreement, Cheetah will acquire ownership of the near-surface mineral resources on the Property above a depth of 150 metres above sea level (approximately 100m below surface), principally the T-Zone and Tardiff Zones, and technical information related thereto, for a total cash consideration of C$5.0 million. Avalon will retain ownership of the deeper resources in the Basal Zone that were the subject of its 2013 Feasibility Study. The first $200,000 was provided as a deposit following the signing of the terms sheet in January. The balance of the cash consideration will be paid incrementally over a four-month period from the date of the Agreement, with the next payment of $1.5 million being due on June 30, 2019.

Avalon's President and CEO Don Bubar commented, "We are very pleased to have reached agreement with Cheetah on this innovative collaboration model, which allows for relatively rapid initial development at a small pilot scale, with low capital requirements and minimal environment impacts. Once established as a reliable long-term source of the magnet rare earths, the business can grow to establish a new North American supply chain of these critical materials. With China now controlling at least 80% of global rare earth supply, and threatening to restrict exports, new domestic supply chains to serve the North American market must be created to reduce reliance on supplies of rare earths from China."

Cheetah is focused on the small-scale development of rare earth resources enriched in the "magnet rare earths," neodymium and praseodymium ("Nd-Pr"), presently in short supply and high demand for clean technology applications, notably electric vehicles. Cheetah is satisfied that the near-surface resources in the T-Zone, enriched in the Nd-Pr mineral bastnaesite, are well-suited for very low cost, pilot-scale development utilizing ore-sorting technology. Once in operation, there will be the opportunity to evaluate by-product opportunities from the T-Zone, notably lithium, and the future growth potential from other near-surface, bastnaesite-rich resources contained in the Tardiff Zones.

Cheetah is presently planning to proceed with a work program on the Property this summer, managed by Avalon, to confirm rare earth resources in the T-Zone; collect a bulk sample for further metallurgical process testwork; and complete additional environmental studies needed for project permitting to supplement and validate Avalon's extensive previous environmental baseline work. Discussions will also be initiated with Indigenous partners towards creating new business relationships for Cheetah that will maximize economic opportunities for local Indigenous communities.

Under the terms of the Agreement, Avalon retains ownership of the mineral resources below a depth of 150 metres above sea level and will continue to have access to the Property for exploration, development and mining purposes. Cheetah will have use of Avalon's existing infrastructure located on the Property for development. The Agreement also grants Cheetah the option to purchase Avalon's option in the third party-owned 2% net smelter royalty over certain mining leases of the Property for a payment of $1.5 million provided that, upon exercising the option, Cheetah extinguishes this royalty. Avalon has also agreed to waive the Avalon-owned 3% net smelter royalty (over the same mining leases), for the first five years of commercial production and to grant Cheetah the option to pay Avalon $2.0 million within eight years of the transaction closing to extend the waiver of Avalon's royalty in perpetuity. Avalon will be actively involved in Cheetah's work programs by providing management services to Cheetah specifically related to the development of the T-Zone and Tardiff Zones, including geological, environmental and Indigenous community relations work. The transaction is expected to close within 120 days from the signing of the Agreement, subject to a number of conditions including completion of due diligence.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS to production, while continuing to advance its Nechalacho Rare Earths asset. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO, at 416-364-4938.

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to statements about timing of closing, receipt of payments, and satisfaction of closing conditions, future testwork, environmental studies and development plans, and that Avalon will provide services to Cheetah.Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "potential", "scheduled", "anticipates", "continues", "expects" or "does not expect", "is expected", "scheduled", "targeted", "planned", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be" or "will not be" taken, reached or result, "will occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company's current Annual Information Form, Management's Discussion and Analysis and other disclosure documents available under the Company's profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company's plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.